SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

ANZ StEPS – quarterly distribution

On 15 June 2005 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 September 2005.

The distribution paid for the quarter ended 15 June 2005 for each ANZ StEPS was based on a Distribution Rate of 6.8233% p.a. as announced on 16 March 2005.

The Distribution Rate for the quarter ending 15 September 2005 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 June 2005)	5.6750% p.a.
Plus the initial margin	1.0000% p.a.
Distribution Rate	6.6750% p.a.

This distribution of $1.6825 for each ANZ StEPS will be paid on 15 September 2005 with the record date being 31 August 2005.

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

for and on behalf of

Australia and New Zealand Banking Group Limited and

ANZ Holdings (New Zealand) Limited

16 June 2005

Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142

30 June 2005

The Manager

Company Announcements

Australian Stock Exchange

Level 10

20 Bond Street

Sydney, NSW 2000

Australia and New Zealand Banking Group limited

Amendments to ANZ Dividend Reinvestment Plan (DRP) and Bonus Option Plan (BOP)

Enclosed are the following documents:

•                  a copy of a letter being sent to shareholders outlining some minor amendments to the terms and conditions of the DRP and BOP; and

•                  a full copy of the amended terms and conditions of the DRP and BOP.

The amendments to the terms and conditions of the DRP and BOP will be effective from 1 August 2005.

Yours faithfully

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

1504/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Australia and New Zealand Banking Group Limited	All correspondence to: ANZ Share Registry GPO Box 2975 Melbourne
ABN 11 005 357 522	Victoria 3001 Australia
Enquiries (within Australia) 1800 113 399
(in New Zealand) 0800 174 007
(outside Australia) 61 3 9415 4010
Facsimile 61 3 9473 2500
anzshareregistry@computershare.com.au
www.computershare.com

1 July 2005

Dear Shareholder

Changes to the ANZ Dividend Reinvestment Plan (“DRP”) and Bonus Option Plan (“BOP”)

I am writing to inform you of the Board’s decision to make the following minor changes to the terms and conditions of the DRP and BOP (the “Plans”), which will be effective from 1 August 2005. In summary, the changes are:

•                  Clarification of the effect of shareholders who partially participate in the Plans selling some of their shares without notifying the ANZ Share Registry whether the shares sold included Plan shares. Generally, any shares not participating in the Plans will be deemed to have been sold first, followed by shares participating in the DRP (if any) and then the BOP (if any).

•                  Confirmation that shares issued under a Plan will automatically participate in that Plan, subject to the existing cap of 50,000 shares in each Plan, unless a shareholder notifies the ANZ Share Registry to the contrary.

•                  Addition of terms and conditions of the BOP relating to:

•                  shareholders varying or terminating their participation in the BOP including the treatment of any accumulated cash balances; and

•                  ANZ modifying, suspending or terminating the BOP upon giving shareholders advance notice.

•                  Consistent with the DRP, confirmation that ANZ reserves the right to waive strict compliance with the terms and conditions of the BOP.

•                  Revision of the taxation sections in the Plans to confirm shareholders should seek their own professional financial and taxation advice with regard to participating in the Plans.

•                  Other minor stylistic improvements to the terms and conditions of the Plans.

Existing participants in the Plans will continue under the amended terms and conditions unless they notify the ANZ Share Registry otherwise by completing a Plan Election Form that can be obtained from the ANZ Share Registry.

Shareholders resident in the United States of America and Canada are reminded that they cannot participate in the Plans. Other foreign resident shareholders may also not be eligible to participate in the Plans because of legal requirements that apply in their home country or in Australia. Before electing to participate in the Plans, shareholders who are not Australian residents should seek professional advice on this issue.

To view the amended terms and conditions of the Plans, please visit the shareholders section of our website, www.anz.com. If you would like a hard copy of the amended terms and conditions of the Plans, please contact the ANZ Share Registry.

Yours faithfully

/s/ Tim L’Estrange
Tim L’Estrange
Company Secretary
Australia and New Zealand Banking Group Limited

Australia and New Zealand Banking Group Limited ABN 11 005 357 522. Item No. 53520 07.2005 W73318

www.anz.com

Bonus Option Plan

& Dividend

Reinvestment Plan

Terms & Conditions

July 2005

Bonus Option Plan

Terms and Conditions

1. Participation in the BOP

Participation by shareholders in the ANZ Bonus Option Plan (“BOP”) is optional.

An application to participate in the BOP may be varied or cancelled at any time prior to a record date by completing an Election Form.

2. Degree of Participation

Participation may be either “full” or “partial” for:

(i)             all of the shares registered in the name of the shareholder, or

(ii)          the number of shares specified in an Election Form,

provided that, at all times, a shareholder’s total shareholding participating in the BOP may not exceed 50,000 shares. A signed Election Form which does not specify the degree of participation shallbe deemed to be a request for the lesser of full participation of all shares owned by the shareholder or that number of shares which brings the shareholder’s total shareholding participating in the BOP to 50,000 shares.

Subject to the cap of 50,000 shares, shares issued under the BOP will be added to those already participating in the BOP and these willautomatically forego future dividends and generate further bonus shares until the shareholder notifies the ANZ Share Registry otherwise.

3. Entitlement to Shares

3.1 For each participating shareholder, the Company will establish a BOP Account and will record in that account the number of shares held by the shareholder participating in the BOP from time to time (including any additional shares allotted in respect of such shares under Rule 3.2 of the BOP) (a “BOP Account”).

3.2 The number of shares which may be allotted to a shareholder shall be the whole number (“N”) next below the number calculated by the formula:

(S x D) + PB

        C

where:

“S”                is the number of shares held by the shareholder in the BOP Account on the record date for the purpose of the relevant dividend;

“D”               is the amount in cents per fully paid ordinary share of the relevant dividend which is payable on fully paid shares ranking fully for the dividend other than shares participating in the BOP;

“PB”       is the amount expressed in cents (if any) determined in accordance with Rule 3.3;

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“C” is the weighted average sale price expressed in cents of all fully paid ordinary shares ranking fully for the dividend of the Company sold on the Australian Stock Exchange during the first five trading days immediately following the relevant record date rounded to the nearest whole cent.

3.3 If N as determined in accordance with Rule 3.2 in respect of a BOP Account of a shareholder is in any case less than the quotient determined in accordance with the formula in Rule 3.2, then, for the purposes of determining under Rule 3.2 the entitlement (if any) next arising in respect of the BOP Account, “PB” shall be the amount in cents calculated in accordance with the following formula:

PB=(Q - N) x C

where:

“PB”       is the amount in cents;

“Q”              is the quotient as determined by applying the formula in Rule 3.2 in relation to the previous dividend;

“N”               is the whole number determined pursuant to Rule 3.2 in relation to the previous dividend; and

“C”               is the amount determined as C pursuant to Rule 3.2 in relation to the previous dividend.

4. Shares to be Allotted

The Directors shall issue and allot to the relevant shareholder the number of shares determined under Rule 3 as fully paid bonus ordinary shares.

Accordingly, the shares so issued and allotted shall be fully paid ordinary shares for whose issue no consideration is payable to the Company. An allotment of bonus shares to which participating shareholders become entitled shall be effected by the allotment and issue of such bonus shares without any amount being credited to the Company’s share capital account.

Statements covering shares so issued and allotted shall be posted to the relevant shareholders on the dividend payment date. Shares so issued and allotted will rank pari passu with existing fully paid shares in the Company having full dividend rights and will rank for all dividends on shares declared thereafter, subject to their participation in the BOP. Shares so issued and allotted will be issued on the register on which the shareholder’s holding is currently registered.

5. Variation or Termination of Participation

A shareholder may at any time give notice to the Company:

(a)          increasing or decreasing the number of the shareholder’s ordinary shares participating in the BOP; or

(b)         terminating the shareholder’s participation in the BOP.

The notice of alteration or termination shall be in accordance with the Election Form and will, subject to paragraph 11 hereof, take effect commencing on the next record date after receipt by the ANZ Share Registry.

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If a shareholder dies or becomes bankrupt, the participation of that shareholder and any other shareholder with whom the deceased or bankrupt shareholder was a joint shareholder will be terminated upon receipt by the Company of notice of the death or bankruptcy, as the case may be.

Upon termination of participation by a shareholder for any reason, the shareholder will not be entitled to receive from the Company payment of any money in respect of a BOP Account at the time when participation by the shareholder in the BOP is terminated or the shareholder ceases to participate in the BOP.

6. Reduction or Termination of Participation where no notice is given

Where a shareholder with partial participation disposes of part of the shareholder’s ordinary shareholding, then, unless the shareholder advises the Company otherwise, the ordinary shares disposed of will be deemed to be ordinary shares not participating in the BOP. If the number of ordinary shares disposed of is greater than the number of the shareholder’s ordinary shares not participating in the BOP, the disposal will be deemed to include, firstly, all the shareholder’s ordinary shareholding not participating in the BOP (including DRP shares) and, secondly, as to the balance of the disposal, part of the shareholder’s ordinary shareholding which participates in the BOP.

7. Modification and Termination of the BOP

The BOP may be modified, suspended or terminated by the Company at any time by giving not less than one month’s prior written notice to all ordinary shareholders. In the case of a modification, it will be deemed that existing participating shareholders will continue under the modified BOP unless the ANZ Share Registry is notified to the contrary by receipt of a correctly completed Plan Election Form.

In the event that the BOP is suspended or terminated by the Company, a shareholder will not be entitled to receive from the Company payment of any money in respect of a BOP account at the time when participation by the shareholder in the BOP is suspended or terminated.

8. Cost to Shareholders

No brokerage or stamp duty will be payable by shareholders in respect of shares allotted under the BOP.

9. Stock Exchange Listing

The Company will promptly make application for shares allotted under the BOP to be listed on the official list of the Australian Stock Exchange and the New Zealand Stock Exchange.

10. Foreign Shareholders

This BOP does not extend to shareholders who are residents of either the United States of America, its possessions or territories or Canada.

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11. Closing Time

To be effective for the next dividend, Election Forms must be received by the ANZ Share Registry by 5.00pm on the relevant record date.

2. Taxation

Given the complex nature of taxation and of other legislation, the variety of jurisdictions involved, and the diverse taxation and financial circumstances applying to ANZ shareholders, the Company cannot take any responsibility for any advice expressed or implied in this document.

Shareholders should obtain their own professional advice in relation to the financial and taxation implications of any of the dividend alternatives offered.

This document does not contain the information which would be contained in a prospectus. It is limited to information concerning the operation of the BOP.

13. General

(a)          The BOP and its operation and these terms and conditions shall be governed by the laws of the State of Victoria.

(b)         The accidental omission to give notice of modification, suspension or termination to, or the non-receipt of any notice by, any shareholder shall not invalidate the modification, suspension or termination of the BOP.

(c)          The Company reserves the right to waive strict compliance with any of the provisions of these terms and conditions.

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Dividend Reinvestment Plan

Terms and Conditions

1. Participation in the DRP

Participation by shareholders in the ANZ Dividend Reinvestment Plan (“DRP”) is optional.

A shareholder who is subject to the laws of a country or place other than Australia may not be eligible to participate in the DRP because of legal requirements that apply in that country or place or in Australia. Allotment of shares to shareholders who are not resident in Australia at the time of allotment will be subject to all necessary government approvals. It is the responsibility of each shareholder to obtain any such approvals. Before electing to participate in the DRP, shareholders who are not resident in Australia should seek professional advice to ascertain if any restrictions apply.

The Directors of the Company may determine at any time that the right to participate in the DRP shall not be available to shareholders whose registered addresses are in a country or place where, in the absence of a registration statement or other formality, the offer of a right to so participate would or might be unlawful. Until the Directors otherwise determine, shareholders whose registered addresses are in:

(i) the United States of America, its territories or possessions; and

(ii) Canada

are not eligible to participate in the DRP.

The degree of a shareholder’s participation may, subject to the restrictions and procedures provided for in these terms and conditions, be varied or terminated by the shareholder at any time.

2. Application to Participate

Application to participate in the DRP is to be made on the prescribed Election Form. Upon receipt by the ANZ Share Registry of the Election Form correctly completed, a shareholder will, subject to paragraph 12 hereof, participate commencing on the record date of the next appropriate dividend.

3. Degree of Participation

Participation may be either ‘full’ or ‘partial’ for:

(i) all of the shares registered in the name of the shareholder, or

(ii) the number of shares specified in an Election Form,

provided that, at all times, a shareholder’s total shareholding participating in the DRP may not exceed 50,000 shares.

A signed Election Form which does not specify the degree of participation shall be deemed to be a request for the lesser of full participation of all shares owned by the shareholder or that number of shares which brings the shareholder’s total shareholding participating in the DRP to 50,000 shares.

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Subject to the cap of 50,000 shares, shares issued under the DRP will be added to those already participating in the DRP and unless the shareholder notifies the ANZ Share Registry otherwise, dividends paid in respect of these shares will be automatically reinvested under the DRP.

4. Operation of the DRP

The amount of each dividend payable to a shareholder on ordinary shares subject to the DRP (less withholding tax if applicable) will be applied by the Company on the shareholder’s behalf in subscription for additional fully paid ordinary shares. However, if an amount is payable on ordinary shares which a shareholder has nominated as participating in the DRP and the Company is entitled to and does retain or otherwise deal with the amount in accordance with the Constitution of the Company or the requirements of any law, the amount shall not be available for the purposes of participating in the DRP.

By applying to participate in the DRP a shareholder agrees to be bound by the Constitution of the Company in respect of all shares allotted to the shareholder under the DRP.

The Company will establish and maintain a DRP Account for each participating shareholder. For each dividend payment on shares subject to the DRP, the Company will for each participating shareholder:

(a)          Determine any cash balance remaining from previous dividend payments and held to the credit of the shareholder’s DRP Account,

(b)         Determine the amount of dividend payable to the shareholder under the DRP Account,

(c)          Determine (where applicable) the withholding tax in respect of that dividend deducted therefrom,

(d)         Credit amount (b) and debit the applicable withholding tax (c) to the shareholder’s DRP Account,

(e)          Determine the maximum number of fully paid ordinary shares to be issued in accordance with the provisions of the DRP,

(f)            On behalf of and in the name of the shareholder, subscribe for that number of additional fully paid ordinary shares and debit the shareholder’s DRP Account with the total of the subscription amount for those additional fully paid ordinary shares,

(g)         Allot that number of additional fully paid ordinary shares to the shareholder,

(h)         Retain in the shareholder’s DRP Account, without interest, any cash balance remaining to be used in the calculations for determining the maximum number of fully paid ordinary shares to be issued under the DRP at the payment of the next dividend.

The subscription amount for shares allotted under the DRP will be the weighted average sale price of all fully paid ordinary shares ranking fully for the dividend of the Company sold on the Australian Stock Exchange during the first five trading days immediately following the relevant record date rounded to the nearest whole cent.

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The “subscription amount” referred to shall be applied in paying up in full the issue price of the ordinary shares to be issued under the DRP.

5. Fully Paid Ordinary Shares Allotted under the Plan

Shares allotted under the DRP will, from the date of allotment, rank equally in all respects with all other ordinary shares in the Company, and will be allotted on, or as soon as practicable after, the dividend payment date.

Shares allotted under the DRP will be registered on the register on which the shareholder’s holding of ordinary shares is currently registered.

6. Cost to Shareholders

No brokerage, commission or other transaction costs will be payable by a shareholder on shares allotted under the DRP and no stamp or other duties will, under present law, be payable by a shareholder.

7. Plan Statements

The Company will send to each participating shareholder a DRP Statement for each dividend payment providing full details of the shareholder’s transactions in the DRP.

8. Variation or Termination of Participation

A shareholder may at any time give notice to the Company:

(a)          increasing or decreasing the number of the shareholder’s ordinary shares participating in the DRP; or

(b)         terminating the shareholder’s participation in the DRP.

The notice of alteration or termination shall be in accordance with the Election Form and will, subject to paragraph 12 hereof, take effect commencing on the next record date after receipt by the ANZ Share Registry.

If a shareholder dies or becomes bankrupt, the participation of that shareholder and any other shareholder with whom the deceased or bankrupt shareholder was a joint shareholder will be terminated upon receipt by the Company of notice of the death or bankruptcy, as the case may be.

Upon termination of participation by a shareholder for any reason (other than termination by the Company), the shareholder will not be entitled to receive from the Company payment of any money in respect of a DRP Account at the time when participation by the shareholder in the DRP is terminated or the shareholder ceases to participate in the DRP.

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9. Reduction or Termination of Participation where no notice is given

Where a shareholder with partial participation disposes of part of the shareholder’s ordinary shareholding then, unless the shareholder advises the Company otherwise, the ordinary shares disposed of will be deemed to be ordinary shares not participating in either the DRP or the Bonus Option Plan (BOP). If the number of ordinary shares disposed of is greater than the number of the shareholder’s ordinary shares not participating in either the DRP or the BOP, the shares disposed of will deducted from the shareholder’s holding in the following order:

1. Shares not participating in either the DRP or BOP;

2. DRP shares; and

3. BOP shares.

10. Modification and Termination of the DRP

The DRP may be modified, suspended or terminated by the Company at any time by giving not less than one month’s prior written notice to all ordinary shareholders. In the case of a modification, it will be deemed that existing participating shareholders will continue under the modified DRP unless the ANZ Share Registry is notified to the contrary by receipt of a correctly completed Plan Election Form.

In the event that the DRP is suspended by the Company, any cash balance in a shareholder’s DRP Account will be held by the Company pending the reinstatement of the DRP. In the event that the DRP is terminated by the Company, any cash balance in a shareholder’s DRP Account will be returned to the shareholder.

11. Stock Exchange Listing

The Company will promptly make application for shares allotted under the DRP to be listed for quotation on the Australian Stock Exchange and the New Zealand Stock Exchange.

12. Applications and Notices

Applications and notices to the Company shall be in writing and in accordance with the Election Form. Applications and notices will be effective upon receipt by the ANZ Share Registry subject to:

(a)          the terms and conditions herein:

(b)         in the case of applications, acceptance by the Company; and

(c)          receipt by the ANZ Share Registry by not later than 5.00pm on the relevant record date.

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13. Taxation

Given the complex nature of taxation and of other legislation, the variety of jurisdictions involved, and the diverse taxation and financial circumstances applying to ANZ shareholders, the Company cannot take any responsibility for any advice expressed or implied in this document.

Shareholders should obtain their own professional advice in relation to the financial and taxation implications of any of the dividend alternatives offered.

This document does not contain the information which would be contained in a prospectus. It is limited to information concerning the operation of the DRP.

However, existing provisions of the Income Tax Assessment Act 1936 (as amended) and the Income Tax Assessment Act 1997 (as amended) of the Commonwealth of Australia have the effect of requiring dividends received in shares under the DRP to be treated as income.

14. General

(a)          The DRP and its operation and these terms and conditions shall be governed by the laws of the State of Victoria.

(b)         The accidental omission to give notice of modification, suspension or termination to, or the non-receipt of any notice by, any shareholder shall not invalidate the modification, suspension or termination of the DRP.

(c)          The Company reserves the right to waive strict compliance with any of the provisions of these terms and conditions.

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Shareholder Contact Information

Australia

ANZ Share Registry

c/o Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne Vic 3001

Australia

Telephone: 1800 11 33 99

New Zealand

ANZ Share Registry

c/o Computershare Investor Services Pty Limited

Private Bag 92119

Auckland 1020

New Zealand

Telephone: 0800 174 007

United Kingdom

ANZ Share Registry

c/o Computershare Investor Services

PO Box 82

The Pavilions,

Bridgewater Road

Bristol BS99 7NH

United Kingdom

Telephone: 0870 702 0000

Other Useful Contacts

Any other Country: (61 3) 9415 4010

Facsimile: (61 3) 9473 2500

Email: anzshareregistry@computershare.com.au

Web: www.anz.com

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UBS Conference

Current issues in Financial Management

June 2005

Peter Marriott

Chief Financial Officer

Australia and New Zealand Banking Group Limited

Current issues in financial management

•                  Cost of capital

•                  Measuring performance

•                  IFRS

•                  EVA

•                  Approach to acquisitions

•                  Potential credit issues

A quick recap on the first half – a solid result

Cash EPS *	85.9	c	Ý	8.9%

NPAT *	$1,492	m	Ý	13.7%

Interim dividend	51	c	Ý	8.5%

Net non-accruals	$326	m	ß	37%

Net specific provisions	$151	m	ß	23%

And

FY05 cash EPS growth likely to be

modestly ahead of 8% target

Scorecard

Volume Growth
Interest Margin
Non Int. Income	X
Expenses
Provisions
Tax
Cash EPS

 -       Ahead of expectations

 -                   In line with expectations

X –                   Below expectations

*excluding NZ incremental integration costs and significant items

Capital levels in Australian banks – the

“Goldilocks conundrum”

Too little?	Too much?
Based on current calculations, implies capital ratios would effectively double under Basel II

Reality

About right!

(but bordering on conservative)

Of only ~30 banks globally with AA category

credit rating, 4 are in Australia

(1) Source – Deutsche

(2) RWA calculations were performed using the capital functions used in QIS 3.0 These may change upon the finalisation of Basel II

Changes to Hybrid rules should include provision for non-innovative instruments

Possible outcomes

	Ideal capital position	Max 15% innovative hybrids	Max 15% innovative / 35% non-innovative	Issues being considered by APRA
Tier 2 (ex GP) Cost = 4.4% Innovative Hybrids Cost = 4.7% Core Equity (before deductions) Cost = 11.0% Total Capital

•     Eligibility of hybrids (types, levels)

•      IFRS impacts (Collective Provisions, EMVONA, pensions)

•      Tier 1 capital measurement rules

Non-innovative Hybrids

Offshore position

UK – allow up to 50% non-innovative hybrids

US – allow up to 50% non-innovative hybrids

Cost*	7.5%	8.4%	7.9% (or 7.6% if non-innovative hybrids tax deductible)

Note: Core equity and innovative hybrids are generally non-tax deductible. Cost is on an after tax basis

Measuring performance under IFRS

Key points

•                  No change to ANZ’s underlying business

•                  Increased earnings volatility likely under IFRS, driven predominantly by:

•                  Provisioning

•                  Hedging

•                  Volatility means very specific guidance no longer possible

•                  No change in substance of dividend policy, form of policy will need to take into account higher IFRS driven earnings volatility

•                  First IFRS reporting period for ANZ Group will be six months to 31 March 2006

•                  NZ GDS for 3 months to 31 December 2005 will be under IFRS

•                  IFRS impacts will be clearly disclosed to assist investors in understanding underlying performance

Impact of IFRS on cash EPS

Key Areas	Cash EPS impact	Potential full year impact
Goodwill	n/a	• Goodwill no longer amortised in PAT, no impact on Cash EPS unless there is ‘impairment’
Fee Revenue	Small decrease	• Amortisation of fees has small impact on Cash EPS. With fees growing, this slightly lowers (lags) income in each period
Hybrids	n/a	• StEPS reclassified as debt and approximately $60m as interest expense. Impacts PAT only as already ‘expensed’ in Cash EPS
Share Based Payments	Small decrease	• Recognition of expense for share scheme incentives increases expenses by ~ $50m (<2% Cash EPS)
Financial instruments	Small decrease	• Allowing for bid/offer and credit spread is immaterial
Special Purpose Vehicles	Nil	• Impact of recognition of SPV’s for securitisation expected to be immaterial
Hedging	“nil” (volatility)	• Impact uncertain – ‘ineffectiveness’ of economic hedging disclosed separately to allow this to be backed out of Cash EPS
Post Employment Benefits	n/a	• Movements in defined benefit scheme likely to be booked through Retained Earnings
Provisioning	+/-	• Specific provisions and movements in Collective Provision charged direct to P&L driving increased earnings volatility

Credit Provisioning greatest area of uncertainty

Significant changes to credit loss
provisioning methodology

Based on 1H05

•                  ELP will be replaced by a charge for:

•                  Movements in Specific Provisions (SP),

•                  Plus/minus a charge for movements in the Collective Provisions

•                  SP’s determined individually for large loans and on portfolio basis for ‘retail’ loans

•                  SP’s reflect the loan carrying amount less PV of expected future cash flows.

•                  All loans not specifically provided for are collectively assessed

•                  Collective Provisions replaces current general provision, however expected to be smaller on transition

•                  Collective Provision function of change in:

•                  Portfolio size

•                  Portfolio mix

•                  Risk & cycle outlook

Financial management requires an arsenal of measures – no one measure is enough

EVATM a powerful management tool, but important to

understand limitations

Some key qualities of performance management tools	EVA	NPAT	EPS
Reflects across the cycle credit losses		X IFRS	X IFRS
Incorporate cost of capital proportional to risk		X	X
Recognise benefits of imputation credits		X	X
Generally accepted methodology
Takes into account dilution		X
Encourage longer term decision making	X
Useful in pricing tools			X

Important to understand limitations of EVA

•                  Can encourage growth in low risk, but low ROA categories – important to acknowledge boundary conditions – in particular inability to leverage up very low risk assets at a Group level

•                  Can encourage short term focus – needs to be balanced with longer term overlay, and/or long term incentive program

High level of acquisition discipline

Our starting point

•                  Organic growth fundamentally more attractive

•                  Generally less costly and lower risk

•                  Easiest way is to be positioned in growth areas (products or regions)

•                  But – attractive opportunities may arise which are capable of generating value for our shareholders (eg NBNZ)

•                  It is in shareholders interests that we look at such opportunities

Current position

•                  Domestic opportunities limited

•                  At current prices plus a premium, difficult to establish plausible business case for any domestic bank acquisitions

•                  Insurance outside our area of expertise

•                  Continue to look at small opportunities within Asia/Pacific

•                  Low cost option plays

•                  Focus on targets where we can add value

•                  Continue to be very disciplined

Potential risks we are watching carefully

	Why are we watching?	Current Position

Auto sector	Potential upstream impacts from financial difficulties at GM & Ford	• Ford & GM have strong cash positions, but urgent remedial action needed
• Component manufacturers tied to fortunes of car makers -small exposure for ANZ
Commercial Property#	Construction costs increasing, development site values falling, spike in settlements over next 12 months

•      Total commercial property lending at 8.1% of portfolio, within 10% cap, and relatively constant since Sep-03

•      Only one third of commercial property exposure relates to ‘development’

•      Portfolio well secured, with 85% of exposures having security values above loan amount

•     ~62% of med-high rise residential development lending has >100% pre-sale coverage. A further ~17% has >80% pre-sale coverage.

•     Underlying demand for ~165,000 pa new residences supports residential market

Real Estate Operators & Developers Lending Purpose*

# Commercial property refers to lending to Real Estate Operators and Developers – ie excludes lending to consumers

* For Corporate and Institutional Banking in Australia

	Why are we watching?	Current position

Rural Lending	Impact of drought	• Recent rains have helped significantly
• Agri represents ~6% of portfolio, although ~68% of this is in NZ, which has not suffered drought conditions

Consumer Lending	High level of consumer indebtedness by historical standards	• Continuing low unemployment • Interest rates not likely to rise materially
• Arrears still well below historical norms
• Aware of UK experience, evidence yet to emerge of similar experience here

After increasing up to April 05, consumer arrears began to decline again in May 05

Summary

•              Solid first half, no change in FY05 guidance

•              Changes to APRA capital requirements could have a substantial impact on Australian banks

•              Introduction of IFRS will add volatility to reported earnings, with no change to underlying cash flows

•              ANZ adopts strong financial management disciplines

•              High level of acquisition discipline

•              Vigilant with respect to potential risk areas

UBS Conference

Current issues in Financial Management

June 2005

Peter Marriott

Chief Financial Officer

Australia and New Zealand Banking Group Limited

Additional Slides

APRA changes to Hybrid rules could reduce

organic funding capacity

Capital Generation & Usage % of RWA

Capital ratio
RWA growth	ACE mid point 4.75%	15% hybrids 6.09%	0% hybrids 7.00%
7%	0.33%	0.43%	0.49%
8%	0.38%	0.49%	0.56%
9%	0.43%	0.55%	0.63%
10%	0.48%	0.61%	0.70%
11%	0.52%	0.67%	0.77%
12%	0.57%	0.73%	0.84%
13%	0.62%	0.79%	0.91%

Options available for capital generation

• Non innovative hybrids as allowed in other jurisdictions (subject to APRA)
• Uncapped DRP
• Securitisation
• Capital raisings

Implementation of IFRS and Basel II in Australia

•                                            IFRS and Basel 2 are international standards, adopted by countries who wish to further integrate their financial systems into the global market

•                                            Adoption of ‘amended’ global rules could result in competitive disadvantage for Australian banks – on some issues, there continues to be global diversity rather than global consistency

•                                            Potential adverse outcomes if capital rules vary from those applying to competitors

•                                            Less profitable banks could be encouraged to take greater risks

•                                            Regulators can change capital ratios in response to specific conditions (eg, country economics, bank specific conditions) – this enables the rules for capital to be globally consistent, while enabling the local regulator to respond to local concerns in setting capital levels

Provisioning post IFRS

IFRS Component	Current Equivalent	Balance Sheet Provision	Profit and Loss Impact

Individual provisions	Specific Provision	1	Δ1	= New provisions (including those provided for and written off in the same period)
			add	increases in existing provisions
			less	write-backs & recoveries

Collective Provisions

• long-term historic performance		2
• economic cycle adjustment	ELP less specific provisions		Δ2	= Current Period Collective Provision
• model risk and scenario modeling adjustments			less	Prior Period Collective Provision

TOTAL		1+2	Δ1 + Δ2

Comparison to ELP

	ELP	IFRS
Losses included	• Average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle	• Losses inherent within the Group’s existing loan portfolio including:
• specifically identified losses on individually significant loans and on a portfolio basis
• presently unidentified impaired loans, provision collectively assessed

• Collectively assessed losses are based on long term historic portfolio performance adjusted to account for:

• current market conditions
• model risk & scenario modelling

Discount Rate	• Internal funding rate	• Original Effective Interest Rate (OEIR)

Credit provision on undrawn commitments	• Includes average one year loss on expected drawdowns if the same portfolio was held over an economic cycle	• Includes loss on expected drawdowns over the remaining life of the facility

Determining the Collective Provision

•                                          Collective Provision held for presently unidentified impaired assets

•                                          Period between when event causing impairment occurs, and when impairment identified by lender, is referred to as “emergence period”

•                                          Emergence periods will vary according to the type of loan, and are typically around 18 months

•                                          Methodology for calculating Collective Provision considers all credit exposures for which no SP has been made

•                                          Collective evaluation groups loans according to similar characteristics, such as credit grade, industry, geography

•                                          Collective Provision represents an interim step, made prior to identification of loss on individual asset

•                                          Collective Provision is calculated based on historic loss experience of the portfolio, adjusted for current market conditions (economic cycle adjustments), model risk and scenario modelling

•                                          Movements in Collective Provision will be directionally consistent with leading indicators of credit cycle

Collective Provision treatment in balance sheet

•                                          Excludes provisions for identified impairment - these are specific provisions, and assessed either on an individual or a portfolio basis.

•                                          Basel: a general loan loss reserve, held against presently unidentified losses is eligible for inclusion in Tier 2

•                                          FSA: general/Collective Provisions that a company holds in reserve against losses that have not yet been identified eligible for inclusion in Tier 2

•                                          APRA: draft paper proposed that Collective Provision be ineligible for inclusion in Tier 2; and that a un-distributable reserve, equivalent to the current required minimum general provision, be created from Tier 1 retained earnings to offset

•                                          Constructive dialogue being held with APRA

Net interest margins under IFRS

Reported net interest margin (NIM) is likely to

increase slightly under IFRS

IFRS NIM	—>	Interest earned - i paid + yield + unwind - StEPS
AGAAP IEA + bills

=

Existing NIM

+

Amortised fee income

+

Impaired assets unwind

-

StEPS distribution reported as interest expense

+

Impact of including Bills in interest earning assets

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

Impact of IFRS

Australia and New Zealand Banking Group Limited

June 2005

Judith Downes

Group General Manager, Finance

IFRS overview

•                                          ANZ will be in full IFRS from 1 October 2005.

•                                          The majority of accounting policy adjustments will be made against retained earnings.

•                                          ANZ will elect to not make adjustments for 2004 comparatives for:

•                  AASB 132: Financial Instruments: Disclosure and Presentation

•                  AASB 139: Financial Instruments: Recognition and Measurement

•                  AASB 4: Insurance Contracts.

•                                          ANZ’s IFRS Steering Committee is monitoring the adoption of IFRS and managing dedicated workstreams responsible for evaluating the impact of a specific group of accounting changes.

•                                          Each workstream has completed its technical evaluation phase and is progressing through the design, development and implementation phases.

•                                          ANZ is on- track to comply with IFRS by 1 October 2005.

•                                          Work to finalise the impact is still continuing. Our most recent public comment on IFRS was the AASB 1047 disclosure in our 1st half 2005 result.

2

Impact of IFRS on cash EPS

Key areas	Cash EPS impact	Potential full year impact

Goodwill	n/a	• Goodwill no longer amortised in PAT, no impact on Cash EPS unless there is ‘impairment’

Fee Revenue	Small decrease	• Amortisation of fees has small impact on Cash EPS. With fees growing, this slightly lowers (lags) income in each period

Hybrids	n/a	• StEPS reclassified as debt and approximately $60m as interest expense. Impacts PAT only as already ‘expensed’ in Cash EPS

Share Based Payments	Small decrease	• Recognition of expense for share scheme incentives increases expenses by ~ $50m (<2% Cash EPS)

Financial instruments	Small decrease	• Allowing for bid/offer and credit spread is immaterial

Special Purpose Vehicles	Nil	• Impact of recognition of SPV’s for securitisation expected to be immaterial

Hedging	“nil” (volatility)	• Impact uncertain – ‘ineffectiveness’ of economic hedging disclosed separately to allow this to be backed out of Cash EPS

Post Employment Benefits	n/a	• Movements in defined benefit scheme likely to be booked through Retained Earnings

Provisioning	+/-	• Specific provisions and movements in Collective Provision charged direct to P&L driving increased earnings volatility

3

Key impact areas: Revenue

IFRS requirements:

•                                          Revised standards on accounting for fee income will result in more fees being deferred on initial payment and recognised either as an adjustment to yield or over the period of service.

•                                          Fees required to be treated as an adjustment to yield will be recognised in interest income rather than fee income.

•                                          Certain fees relating to services performed that have previously been recognised in the statement of financial performance will be deferred as at 1 October 2004, and other “yield related” fees, including loan establishment fees, will be deferred as at 1 October 2005.

•                                          Not expected to result in a material annual impact on net profit. Fees will be amortised to income over the expected life of the loan or the period for which the service is provided.

•                                          Substantially all of the fees in question are non refundable so are available for solvency purposes even though they are deferred

Indicative impacts:

•                                          Profit impact: not expected to be material

4

Key impact areas: Provisioning

• ELP will be replaced by a charge for:
• Movements in Specific Provisions (SP),
• Plus/minus a charge for movements in the Collective Provisions

• SP’s determined individually for large loans and on portfolio basis for ‘retail’ loans

• SP’s reflect the loan carrying amount less PV of expected future cash flows.

• All loans not specifically provided for are collectively assessed

• Collective Provisions replaces current general provision, however expected to be smaller on transition

• Collective Provision function of change in:
• Portfolio size
• Portfolio mix
• Risk & cycle outlook

5

IFRS Component	Current Equivalent	Balance Sheet Provision	Profit and Loss Impact
Individual provisions	Specific Provision	1	Δ1	= New provisions (including those provided for and written off in the same period)
			Add	increases in existing provisions
			Less	write-backs & recoveries

Collective provisions		2
• long-term historic performance
• economic cycle adjustment	ELP less specific provisions		Δ2 Less	= Current Period Collective Provision Prior Period Collective Provision
• model risk and scenario modelling adjustments

TOTAL		1+2	Δ1+ Δ2

6

	ELP	IFRS
Losses included	• Average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle

•     Losses inherent within the Group’s existing loan portfolio including:

•     specifically identified losses on individually significant loans and on a portfolio basis

•     presently unidentified impaired loans, provision collectively assessed

• Collectively assessed losses are based on long term historic portfolio performance adjusted to account for:
• current market conditions
• model risk & scenario modelling
Discount rate	• Internal funding rate	• Original Effective Interest Rate (OEIR)

Credit provision on undrawn commitments	• Includes average one year loss on expected drawdowns if the same portfolio was held over an economic cycle	• Includes loss on expected drawdowns over the remaining life of the facility

7

•                                          Collective Provision held for presently unidentified impaired assets

•                                          Period between when event causing impairment occurs, and when impairment identified by lender, is referred to as “emergence period”

•                                          Emergence periods will vary according to the type of loan, and are typically around 18 months

•                                          Methodology for calculating Collective Provision considers all credit exposures for which no SP has been made

•                                          Collective evaluation groups loans according to similar characteristics, such as credit grade, industry, geography

•                                          Collective Provision represents an interim step, made prior to identification of loss on individual asset

•                                          Collective Provision is calculated based on historic loss experience of the portfolio, adjusted for current market conditions (economic cycle adjustments), model risk and scenario modelling

•                                          Movements in Collective Provision will be directionally consistent with leading indicators of credit cycle

8

•                                          Excludes provisions for identified impairment - these are specific provisions, and assessed either on an individual or a portfolio basis.

•                                          Basel: a general loan loss reserve, held against presently unidentified losses is eligible for inclusion in Tier 2

•                                          FSA: general/collective provisions that a company holds in reserve against losses that have not yet been identified eligible for inclusion in Tier 2

•                                          APRA: draft paper proposed that collective provision be ineligible for inclusion in Tier 2; and that a undistributable reserve, equivalent to the current required minimum general provision, be created from Tier 1 retained earnings to offset

•                                          Constructive dialogue being held with APRA

9

Key impact areas: Post Employment Benefits

IFRS requirements:

•                                          IFRS requires recognition of an asset or liability for the net position of the defined benefit superannuation schemes.

•                                          On transition, ANZ will recognise the net position of each scheme on balance sheet (an overall deficit of approximately $250 million before tax as at 1 October 2004). This initial adjustment will be made against retained earnings.

•                                          ANZ is likely to recognise future movements in actuarial gains and losses in retained earnings.

10

Key impact areas: Securitisation

IFRS requirements:

•                                          IFRS introduces stricter requirements for recognition of financial assets, including those transferred to a special purpose vehicle for securitisation.

•                                          Existing securitisation transactions have been assessed and will result in some vehicles, previously not consolidated, being consolidated by ANZ. These relate to ANZ’s conduits (Aurora Securitisation, Coast Asset Corporation and Kingfisher Securitisation), in addition to securitisation vehicles where it is estimated that ANZ has retained the majority of risks and rewards.

•                                          This is likely to result in the recognition of approximately $5.1 billion of assets and liabilities recorded on the statement of financial position based on the assets of these vehicles as at 1 October 2004.

•                                          The impact on profit is expected to be immaterial.

11

Key impact areas: Hedging

IFRS requirements:

•                                          All derivative contracts to be carried at fair value on the balance sheet.

•                                          IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met.

•                                          Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the P&L.

•                                          ANZ expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

•                                          Hedging rules will impact the way the Group accounts for hedges of its funding and for hedges of its statement of financial position.

•                                          The current hedging results assume certain levels of hedge effectiveness at a portfolio level. Work is continuing in the areas of establishing individual hedging relationships and reporting through the hedging systems solution.

12

Key impact areas: Debt v Equity Reclassification

IFRS requirements:

•                                          Change in the definition of equity and debt under IFRS, which will result in the reclassification of ANZ StEPS from equity to debt.

•                                          The balance of ANZ StEPS as at 1 October 2004 was $987 million.

•                                          Distributions on ANZ StEPS (currently approximately $62 million per annum before tax) will be treated as interest rather than dividends, and issue costs of $13 million will be amortised to interest (approximately $2.6 million per annum before tax).

13

Key impact areas: Share Based Payments

IFRS requirements:

•                                          On adoption of IFRS, ANZ will recognise an expense for all share-based remuneration, including deferred shares and options, and will amortise those expenses over the relevant vesting periods.

•                                          Currently,

•                  ANZ does not recognise an expense for options issued to staff, shares issued under the $1,000 employee share plan, nor for the 5% discount applicable to the ANZ Share Save Scheme.

•                  For deferred shares, ANZ immediately recognises an expense equal to the full fair value of deferred shares issued. Under IFRS, these expenses will be deferred and brought to account over the vesting period (1 to 3 years).

•                                          Indicative Profit impact: approximately $50 million per year.

14

Other adjustments

IFRS requirements:

•                                          Foreign Currency Translation Reserve (“ FCTR”): IFRS allows an election to reset the cumulative translation differences for all foreign operations to zero on transition. Foreign currency gains or losses on future disposals will only include gains or losses post transition. Post translation differences on foreign operations will continue to be recorded in equity (via the FCTR) and recognised as part of the gain or loss on disposal.

•                                          Goodwill: Goodwill amortisation ceases and is replaced with annual impairment testing, resulting in a reduction of expenses of approximately $220m per annum before tax.

•                                          Intangible Assets: Reclassification of software as an identifiable intangible asset, where the software assets will continue to be amortised over its useful life.

•                                          Asset Revaluation Reserve (“ARR”): IFRS allows a one off adjustment on transition to allow the use of the existing AGAAP valuation of land and buildings to represent “deemed cost”. This is likely to result in resetting the ARR relating to Premises and Equipment to zero.

15

•                                          Bid/ Offer: Adjustments under IFRS are likely to arise from the methodology applied to value financial instruments. ANZ currently uses “mid” rates, whereas IFRS require the use of “bid” or “offer” rates. The profit impact is not expected to be material.

•                                          Credit Valuation Adjustment: On transition, IFRS requires accounting for counterparty risk in the fair value of the derivative, rather than via utilisation of a provision. The profit impact is not expected to be material.

•                                          Taxation: IFRS requires a “balance sheet” approach to be adopted, replacing the current “P&L” approach, where deferred tax balances are recognised when there is a difference between the carrying value of an asset (or liability) and its tax base. Quantification of the tax effects are expected to be immaterial and finalised by September 2005.

16

Fair Value Option

•                                          Last week the International Accounting Standards Board (“IASB”) finalised situations when the fair value measure will be allowed for financial assets and financial liabilities.

•                                          The approach has been broadly supported and permits the fair value designation when a contract contains substantive embedded derivatives, or when doing so, results in more relevant information because either:

•                  it eliminates or significantly reduces a measurement or recognition inconsistency (in other words, an accounting mismatch); or

•                  a group of financial assets and/or financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

•                                          ANZ expects to use the fair value option for certain transactions. Quantification of the impact of the fair value option is continuing.

17

APRA update

•                                          The Australian Prudential Regulation Authority (APRA) has proposed revisions to its capital adequacy requirements to take account of the impact of IFRS.

•                                          In February 2005, APRA released a discussion paper on its proposed prudential approach to fair value and other issues. ANZ has finalised its response to APRA and contributed to an Australian Bankers Association (“ABA”) submission. The major areas of focus were:

•                  Commencement date for IFRS based APRA returns

•                  Credit provisioning

•                  Use of the fair value measurement

•                                          These submissions included a focused discussion on collective provisions to address the differing interpretation between APRA and the banks as to how these provisions should be treated for regulatory purposes.

•                                          The ABA submission also highlighted proposed prudential treatment of EMVONA and post employment benefits. ANZ is not significantly impacted in these areas.

•                                          Subsequent to the closure of the comment period, APRA will make appropriate determinations around changes to the prudential and reporting standards.

•                                          ANZ awaits APRA’s discussion papers on the proposed treatment of eligible Tier 1 capital instruments and securitisation.

18

Company Secretary’s Office Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

14 June 2005

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney NSW 2000

Australia and New Zealand Banking Group Limited (‘ANZ’)

Notification of quoted debt securities pursuant to ASX Listing Rule 4.11

ANZ today announces to the ASX the aggregate face value of each class of its quoted debt securities on issue as at 31 May 2005 as required by ASX Listing Rule 4.11.

Details of the quoted debt securities as at 31 May 2005 are as follows:

ASX Code	Face Value

ANZHA	A$	975,000,000
ANZHB	A$	600,000,000
ANZHC	A$	675,000,000
ANZHD	A$	400,000,000
ANZHE	A$	350,000,000
ANZHF	A$	380,000,000
ANZHG	A$	500,000,000
ANZHH	A$	600,000,000
ANZHI	A$	1,000,000,000
ANZHJ	A$	650,000,000

The ANZ Stapled Exchangeable Preferred Securities (ASX Code ANZPA, 10,000,000 at A$100 per security with an aggregate face value of A$1,000,000,000) are also quoted on the ASX. This is a stapled security consisting of two fully paid securities that may not be traded separately. The two securities are:

1. an interest paying, unsecured Note issued by ANZ Holdings (New Zealand) Limited; and

2. a Preference Share issued by ANZ which does not pay dividends while it is ‘stapled’ to a Note.

Yours faithfully

/s/ John Priestley
John Priestley
Company Secretary

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

All cover and banner images courtesy of ‘Perspectives’ – a photographic collection showcasing images of ANZ people participating in their hobbies outside the workplace. Shareholders pages: Paul Nicholas – Project Analyst, New Zealand Customers page: Charlotte Jones – Project Director, OTSS People page: Murali Kumar – Executive Manager, OTSS Community page: Des schultz – Esanda Environment page: Tania O’Brian – Rural Warrnambool

www.anz.com

Chairman’s report

Dear Shareholders

Enclosed with this edition of Shareholder Contact is the advice of your 2005 Interim Dividend. Directors were pleased to increase the dividend by 8.5% to 51 cents per share fully franked.

The increase in the dividend reflects a solid financial performance in the first half driven by strong asset growth.

Excluding significant transactions in the half, operating profit after tax was $1,492 million and cash earnings per share were 85.8 cents, up 8.9%.

A highlight was the performance of our Australian businesses where earnings were up 15%. Personal Banking in particular achieved strong results and we are now seeing the benefits of hard work over a number of years in building and invigorating our retail franchise.

Overall, our New Zealand businesses were flat, partly reflecting intense competition in that market. Nevertheless, The National Bank of New Zealand, which we acquired in 2003, performed well, reinforcing the value of our investment.

The cost to income ratio rose slightly in the half to 45.8% reflecting investments in growth initiatives. However, we are continuing to manage costs carefully and expect this to continue to trend downwards over time ensuring we remain among the most efficient banks in the world.

Our long-term strategy to reduce risk is producing tangible outcomes. Net specific provisions were down by 23% to $151 million and trading risk continued to be modest and among the lowest of the major banks in Australia. Our capital position remains strong with the Group’s adjusted common equity ratio at 5.1%, within our target range.

At ANZ, we are committed to improving the sustainability of returns and building a base for longer-term growth and return to shareholders. This is reflected in our consistent financial performance and our investments for future growth.

As part of that commitment we are also making progress in our responsibilities to our broader stakeholders including customers, government, the community, and staff.

Staff satisfaction is at 85% and staff engagement improved from 53% to 60%. This level of engagement is ahead of all major Australian companies similarly surveyed, and ahead of other major banks. Our people are increasingly involved in community activities which was evidenced in the admirable response by staff to the Boxing Day Tsunami Appeal. This, together with our innovative community programs to create greater financial inclusion particularly for low-income earners and indigenous Australians, has helped raise the regard in which ANZ is held.

Looking ahead, we expect Australia and New Zealand to continue to perform relatively well, although there will be some softening in overall credit growth as interest rates continue to rise and the economic cycle comes off its peak. This environment however remains supportive of good earnings growth in the medium term.

Our performance in the first half and a favourable outlook will help underpin a solid result for the year as a whole.

Charles Goode

“The Interim Dividend of 51 cents reflects a solid first half ”

CEO’s review

Announcing ANZ’s 2005 Interim Results on 27 April, Chief Executive Officer John McFarlane told investors that the Group’s operating profit after tax of $1,492 million was a good result in a rising rate environment and a highly competitive market.

Changing the face of ANZ

Eight years ago we set out to change the face of ANZ. The results are now clear across a range of measures.

We have a consistent financial performance, which has delivered 15% total shareholder return in the last year. A recent study by the Boston Consulting Group found that ANZ’s total shareholder return over the past five years was the 5th highest of the top 50 major banks globally. Customer satisfaction is now the highest of the major Australian banks and we have high levels of staff engagement. We have also made real progress in advancing our community agenda.

A good first half performance

In the first half ANZ delivered a good performance in a tough environment and it is ahead of where we expected to be.

Personal Banking Australia had a very strong performance, up 15% on the previous year. Our Mortgages and Deposit Products businesses each recorded market share gains. Strong growth was also seen in Regional Australia and in Consumer Finance where our low rate credit card product has been very successful.

During the first half, ANZ opened six new retail points of representation including new style retail outlets, and completed 42 refurbishments. Ten retail openings are planned in the second half with a strong pipeline of openings established for 2006.

We have come a long way in Personal Banking and we now have a platform to take this business to a new level.

Our Institutional business had a tough period, nevertheless it was up 7% on 2004 based on strong asset growth offset by reduced margins. During the half, we restructured our Markets business to deliver improved efficiency and an enhanced customer proposition. Our Trade and Transaction Services business continued to perform well.

Corporate performed well with earnings up 11%, despite a modest slowdown in system loan growth in the Small to Medium Enterprise segment.

Asia-Pacific businesses performed adequately off a high base in 2004. Esanda performed well. And of course our joint venture with ING was up 34% in the year, with some 70% of the flows into ING Australia now coming from ANZ.

We continued to invest in our people and in building our franchise, particularly in retail banking in Australia and New Zealand. Staff numbers rose by 6.7% or 1,861, and this contributed to underlying expense growth of 8.0%. Our cost to income ratio rose slightly in the half as a result but we would expect this to continue to trend downwards.

New Zealand on track

Our New Zealand business was up 15% in the year in Australian dollar terms. The underlying performance in New Zealand dollars was up 9% in the year.

The highlight was a stronger performance in The National Bank of New Zealand, particularly in Retail, Corporate and Rural. This was largely offset by subdued performance in ANZ Retail in New Zealand, where fees were reduced to build longer-term market share. Price competition was particularly intense.

It was also a period where the priority was on completing integration, and on the major technology and operational changes required by the Reserve Bank of New Zealand. We are well advanced with integration and are confident it will be completed in 2005. This will enable management to refocus on building the business and enhancing financial performance – and we expect New Zealand to improve in the second half.

Outlook

We have delivered 8.9% underlying cash earnings per share growth in the first half so we are feeling confident about the year as a whole and expect a good second half for shareholders.

We have made real progress in changing the face of ANZ. We have a more sustainable foundation and are well positioned to grow and to deliver value to shareholders today and over the long term. And so we continue to move forward with commitment, energy and a sense of confidence in our future.

“Total shareholder return was 15% in the past year”

Australia and New Zealand Banking

Group Limited

ABN 11 005 357 522

Key dates

Annual General Meeting and Live Webcast, Adelaide Convention Centre at 10:00 am (Adelaide time) 16 December 2005

Announcement of Annual Results

Year ended 30 September 2005
25 October 2005

Ordinary shares

Final Dividend (2005) payable 16 December 2005

• Ex-Dividend Date 8 November 2005*

• Record Date 14 November 2005*

StEPS payment dates:

• 15 September 2005

• 15 December 2005

• 15 March 2006

• 15 June 2006

*Proposed dates

Results summary

ANZ interim cash earnings per share up 8.9%
Profit after tax
•	$1,475 million – up 5.7%
•	$1,492 million – up 13.7%
(excl. non-core items)

Shareholder return
•	EPS 79.8 cents – up 7.8% (excl. non-core items)
•	Cash EPS 85.9 cents – up 8.9% (excl. non-core items and goodwill amortisation)
•	Interim dividend 51 cents – up 8.5%
•	Total Shareholder Return 15% (year to 31 March 2005)

Ratios
•	Adjusted Common Equity Ratio 5.1% – down from 5.2%
•	Cost-income ratio 45.8% – up from 45.1% (excl. non-core items)
•	Cash return on equity 18.7% – down from 19.6% (excl. non-core items)

Business comment
•	Strong performance in Australia. Subdued results in NZ.
•	Robust asset and deposit growth offset by lower margins.
•	Cost growth in line with expectations.
•	Good risk outcomes – net specific provisions down 23% to $151 million and net non-accrual loans down 37%.
•	Respectable performance in the first half and a favourable outlook help underpin a solid result for the year as a whole.

Note: Comparisons with first half 2004 non-core items are significant items and NBNZ incremental integration costs.

Annual Report – receiving more than one copy

If your household receives more than one Annual Report, help us save the environment and reduce costs by electing to receive only one copy per household. You can do thisby contacting the ANZ Share Registry andrequesting a change to your Annual Report election (see below for contact details).

Important Note: Annual Reports can be obtained from ANZ branches and online at www.anz.com/shareholders.

Contact details

Investor Relations

Level 22, 100 Queen Street

Melbourne VIC 3000 Australia

Telephone:	+61 3 9273 6466
Facsimile:	+61 3 9273 4899

Email: investor.relations@anz.com

Share Registry

Australia

GPO Box 2975

Melbourne VIC 3001 Australia

Telephone:	1800 11 33 99
+61 3 9415 4010
Facsimile:	+61 3 9473 2500

Email: anzshareregistry@computershare.com.au

New Zealand

Private Bag 92119

Auckland 1020 New Zealand

Telephone: 0800 174 007

Facsimile: +64 9 488 8787

United Kingdom

PO Box 82, The Pavilions

Bridgewater Road Bristol BS99 7NH

Telephone:	+44 870 702 0000
Facsimile:	+44 870 703 6101

ANZ Margin Lending

Maximising your investment returns

Borrowing to invest can be a powerful tool to maximise your returns. A margin lending facility allows investors the opportunity to leverage their current portfolio by borrowing additional funds to take advantage of other investment opportunities as they arise.

While the market has recently pulled back from its all-time highs, margin lending continues to grow strongly. The Reserve Bank of Australia data for the 2004 calendar year shows that margin lending volumes grew to $15 billion – up 21% from 2003.

ANZ Margin Lending Online delivers real-time access

The integration of ANZ Margin Lending with E*TRADE not only provides an exceptional level of convenience, it is also reassuring for investors who like to keep their finger on the pulse of their portfolio. The ANZ Margin Lending Online service provides investors with the ability to:

• have direct real-time control over a leveraged investment portfolio*;

• diversify their asset base in a potentially tax effective manner;

• increase investment assets outside of superannuation;

• effectively manage the cost of borrowing;

• gain access to potential tax benefits.

ANZ Margin Lending Online provides automatic settlement of transactions, real-time portfolio valuations and real-time account monitoring and charting tools via the E*TRADE Australia website*. It also provides the opportunity to borrow up to 75% of the market value on over 360 Approved Shares.

10 trades with ANZ Margin Lending Online

As a valued ANZ shareholder, we would like to extend an exclusive offer to you.

If you apply for and draw down an ANZ Margin Lending Online account, you will not be charged brokerage on your first 10 trades made within two months of joining, up to $32.95 per trade (valued at $329.50).

For further information and to apply, visit

www.anz.com/shareholderoffer

To view full terms and conditions of this offer, visit

www.anz.com/shareholderoffer

Contact the dedicated ANZ Margin Lending Client Services team on 1800 639 330 from 8:00am to 6:00pm (AEST) Monday to Friday, excluding national public holidays, for further details and to apply. ANZ recommends that you seek financial and tax advice in relation to your particular situation before applying for a margin loan.

* Subject to system availability.

The ANZ E*TRADE Online Investing service is provided by E*TRADE Australia; it is not provided by ANZ. ANZ do not have any liability to you in respect of: the ANZ E*TRADE Online Investing service, any information, product or service offered by any third party on or through the ANZ E*TRADE Online Investing website, or E*TRADE Australia Group’s and their related corporations’ activities and services. Similarly, the E*TRADE Australia Group and their related corporations do not have any legal liability to you in respect of ANZ’s activities and services. The E*TRADE Australia service is provided by ETRADE Australia Securities Ltd (trading as “E*TRADE Australia”) (ACN 078 174 973, AFSL No. 238277), a Participant of the Australian Stock Exchange Ltd Group. ANZ receives a proportion of brokerage charged to ANZ E*TRADE customers. ANZ receives this payment within two months of when you make a trade.

E*TRADE Australia recommends that you read its Terms and Conditions and Financial Services Guide before deciding to acquire or hold this product. You can also receive these documents by calling 13 33 50, 8.00am–7.00pm Monday to Friday (AEST).

Making banking simpler & more convenient for our customers

 ANZ is developing a reputation in Australia as the simplest, most convenient place to bank.

1                  Now with the highest customer satisfaction of any major bank

ANZ dominates the majors in the customer satisfaction ratings produced by Roy Morgan Research, Nielsen Media and every other independent source in Australia. We are breaking away from the ‘big bank’ pack.

2                  Now opening our Call Centre 24/7

Australian customers can call 13 13 14 to speak to someone at ANZ about their banking, any time of the day or night.

3                  Now opening more branches and installing more ATMs

We are expanding our branch network to meet the needs of the Australian population. We have also installed more than 100 new ATMs in the past 12 months. It’s all to ensure that our customers can access our services when they need them – and save on ATM fees in the process!

4                  Now making it easier to switch banks

We have introduced online switching ‘tools’ that personal and business customers can use to take some of the hassle out of changing banks: www.anz.com/aus/switch.

5                  Now with the best transaction products on the market

We introduced our $5-a-month accounts with unlimited ANZ transactions in 2002 and they continue to set the benchmark for the industry, winning the CANNEX award for best savings and transaction products again in 2005. They’re easy to use and easy to understand, which we know makes life simpler for our customers.

6                  Now offering special deals for over 60s, under 18s and students

These customers can access everyday banking concessions like no monthly fees and free ANZ withdrawals. We want to ensure that as many Australians as possible can access trusted, mainstream financial services.

7                  Now rewarding customers for having more business with us

The ANZ Break free package offers eligible customers discounted rates and fees on home and residential Investment loans, savings and transaction accounts, overdrafts, credit cards, car loans and equity facilities – just for consolidating their banking with ANZ.

8      Now getting involved in local communities

Banking is about trust and personal connections. We know that the more we understand our customers and the things that are important to them, the more helpful we can be. All our staff have access to volunteer leave and we are also leading the way with innovative community programs such as Saver Plus, MoneyMinded and Community Giving.

9      Now setting high customer service measures, and meeting them

We set out our basic service promises such as branch wait times, response times to loan enquiries, and complaint handling in our Customer Charter which we measure, audit and report on to all of our stakeholders every year. We were delighted to be recognised for our progress by the Customer Service Institute of Australia in 2005.

10    Now ‘Bank of the Century’ according to CANNEX

We have been recognised by CANNEX as ‘Bank of the Year’ for the last six years running. We are also their Home Lender of the Year, Money Minder of the Year and Personal Banking Website of the Year on a consistent basis.

Building a highly engaged workforce

ANZ is focused on creating an environment where our people are highly engaged in delivering the organisation’s priorities and objectives.

We use two key measures each year to track our progress around people and culture. The first of these is the Group-wide staff survey to understand the views and concerns of our people.

Since 1999, ANZ has conducted an employee satisfaction survey. During that time staff satisfaction has increased from 49% in 1999 to 85% in 2004.

staff satisfaction

In late 2004 we launched our first Group-wide ‘Staff Engagement Survey’ – this is a more rigorous assessment that aims to understand the extent to which our people are motivated and energised to deliver their best for ANZ everyday. According to the survey findings,

Staff engagement

*Pilot Study

ANZ has the highest level of engagement of top 20 ASX companies similarly surveyed and is 6% above the financial services benchmark. Organisations with engagement levels like this typically achieve higher levels of customer satisfaction and financial performance.

Our results show that we are well within reach of our goal to be recognised as a ‘Best Employer’ in the globally recognised Hewitt Employee Engagement study.

We use the feedback from these surveys to develop and enhance our people policies and programs.

For example, in response to staff feedback, we have introduced a number of programs to support flexible working arrangements and to create a family friendly working environment. We recently doubled paid parental leave assistance from 6 to 12 weeks. This is available to the primary care giver (male or female) and there is no qualifying service period. We have also established five childcare centres in Brisbane and Melbourne through our partnership with ABC Learning Centres. In 2005, we plan to open three more centres.

ANZ’s new parental leave policy for Australian staff came just in time for staff member Rebecca Davison who gave birth to her daughter Amelie on 3 January, two days after the policy came into effect. Amelie was nine weeks premature.

“I thought it was fantastic when I heard that we were changing our parental leave policy to offer three months paid leave – especially as it was going to be something I could take advantage of,” she says.

“As it turns out, the new policy has been particularly helpful to me with the early birth of my daughter as our finances are one less thing to think about at this very busy time”.

The other key measure is the Annual Values survey where we ask staff to select the values which describes our culture. “Customer Focus” and “Community Involvement” have risen to be our top two values over the last few years.

Making a sustainable contribution to the community

ANZ believes in making an active contribution to the strength and well-being of the communities in which we operate.

We do this by responding to the major social issues that involve the financial services industry – in particular financial literacy and inclusion – and supporting our staff to get involved in local initiatives benefiting the communities in which they live and work.

In 2004 ANZ was recognised by the Corporate Responsibility Index for our leadership in:

• community management practice

• performance and impact of community programs

Increasing the financial literacy and inclusion of adult Australians

Financial literacy and financial inclusion issues affect our people, our customers and the broader community. We aim to lead the way in building the financial knowledge, skills and confidence of all Australians, particularly amongst the most vulnerable.

Saver Plus

Saver Plus is a matched savings and financial literacy program helping families on low incomes improve their financial knowledge, build a long-term savings habit and save for their children’s education.

ANZ and the Brotherhood of St Laurence developed Saver Plus and we are now piloting the program with Berry Street Victoria, The Benevolent Society and The Smith Family.

In 2004, we helped 257 families together save $240,500, which ANZ then matched with a further $481,000 for the purchase of educational items including computers, uniforms, text books and extracurricular subjects.

In 2005, our goal is to help a further 500 families set and achieve a savings goal and build their financial literacy.

“My son loves the new computer. But the great thing is he’s 15 and he’s into the savings habit now that he has a part-time job. He can see that I’ve saved and knows a small amount adds up to something big.”

Simon, a participant from Frankston (left), with his son and the family’s new computer purchased through Saver Plus.

MoneyMinded

MoneyMinded is an adult financial education program developed to help financial counsellors and community educators assist people, particularly those on low incomes, build their financial knowledge and confidence and make informed and effective decisions about their money.

MoneyMinded was written by financial counsellors and it’s development was initiated and funded by ANZ. The program provides unbiased consumer education and is free of any ANZ branding or promotion of any financial institution’s products or services.

ANZ aims to facilitate the delivery of MoneyMinded to 10,000 consumers in 2005. This includes funding MoneyMinded facilitator training for interested financial counsellors and community educators and funding community agencies in every state and territory to deliver the program in their communities. For more information visit www.moneyminded.com.au

“I am very impressed with the MoneyMinded material as a set of teaching tools. It is very clean, easy to use, and leaves the facilitator with a lot of flexibility to meet different groups’ needs.”

Financial counsellor, WA

Opportuinites for ANZ people to engage with their communities

Our community programs are developed by, and for, our people, so they can support the causes that are important to them and to their local communities.

For instance, the ANZ Community Fund and Seeds of Renewal programs provide funds and in-kind support to local community projects. ANZ staff are also encouraged to take volunteer leave for community service.

In April 2005, ANZ launched the Community Giving program, which enables Australian staff to make donations to 18 different community organisations – selected by them – which are then matched by ANZ dollar-for-dollar.

Tsunami relief effort

ANZ people in Australia and overseas contributed more than $1.45 million to various relief efforts, including $500,000 donated by Australian staff to World Vision’s appeal, which was matched by ANZ.

Financial support was complemented by an overwhelming volunteering effort, which saw hundreds of ANZ staff giving over 4,200 volunteer hours to a number of different aid organisations.

For more information on ANZ’s community programs visit: www.anz.com/community

Conservation group chooses ANZ

We recognise that we have a responsibility to the environment we live in and to reducing the cumulative impact of our operations and business activities. This includes addressing the impact of our day-to-day operations, improving our ability to assess the social and environmental implications of our business decisions, and working with others to contribute to improved societal outcomes.

It also makes good business sense. ANZ’s values and community focus have helped us win the banking business of a leading conservation organisation.

WWF Australia chose ANZ ahead of our peers in a competitive tender.

“You weren’t the cheapest but on the basis of your values you were very definitely the best fit,” says WWF Australia Chief Executive Officer, Greg Bourne.

“The key thing for us is you are a progressive bankengaging in social issues and you are starting to explore the environmental issues that matter to Australians.”

Greg leads an organisation that invests more than $11 million annually in conservation programs, employs more than 100 people and has more than 40,000 supporters across Australia.

He has also worked on the “other side of the fence”, having previously been Regional President of BP Australasia.

During his tenure at BP, Greg pioneered the introduction of cleaner fuels in Australia despite opposition from oil industry colleagues who were reluctant to invest in upgraded refineries.

“At the time, Australia had the lowest quality fuels in the OECD world – we still had lead in petrol and high sulphur in diesel,” he recalls. “BP decided to take a stand and invested our money in the future.”

Greg says the challenge for corporates these days is to decide if they are a “compliance” company or a “commitment” company.

“A compliance company does no more than the law requires,” he explains.

“A commitment company realises there is more to be done and has a leadership responsibility in society – like the leadership your CEO John McFarlane showed when he offered to buy those 50 branches in the bush that were being closed by a competitor. That’s the kind of thing that makes ANZ stand apart.”

“Companies can make a difference by encouraging environmental citizenship and awareness among their staff,” he says.

“And at a board and senior executive level, it becomes a matter of looking at the risks involved in funding certain activities.”

“You have to think 50 years ahead on issues like climate change and water scarcity because there are inter-generational penalties if we don’t get it right.”

ANZ relationship manager Bruce Plasto (right) with WWF Australia CEO Greg Bourne, and friend.

“companies can

make a difference

by encouraging

environmental

citizenship &

awareness

amongst their staff”

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 30 June 2005

* Print the name and title of the signing officer under his signature.